THOMPSON & KNIGHT LLP
	ATTORNEYS AND COUNSELORS	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK ____________

DIRECT DIAL: (713) 951-5800 EMAIL: Dallas.Parker@tklaw.com	THREE ALLEN CENTER 333 CLAY STREET • SUITE 3300 HOUSTON, TEXAS 77002-4499 (713) 654-8111 FAX (713) 654-1871 www.tklaw.com	ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO VITÓRIA

July 26, 2006

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

RE:	GeoMet, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 25, 2006

File No. 333-134070

Dear Mr. Schwall:

As a follow-up to the correspondence letter we filed yesterday regarding the additional information for the additional selling stockholder, Amaranth LLC, that was added to the list of selling stockholders in Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-134070, attached hereto is page 76 of the prospectus, which will be revised to reflect the additional information regarding the selling stockholder. These revisions will be included in the final prospectus.

In addition, under a separate letter, we filed a correspondence letter on Monday, July 24, 2006 to request the acceleration of the effectiveness of both Registration Statements to be effective as of 4:00 p.m. EDT today, July 26, 2006. If there are any additional issues that arise, please call me at (713) 951-5800 or Kirk Tucker at (713) 951-5805.

Very truly yours,

/s/ Dallas Parker

Dallas Parker

cc:	Mellissa Duru

Jennifer Goeken

Ronald Winfrey

SELLING STOCKHOLDERS

The following table and related footnotes set forth certain information regarding the selling stockholders. The number of shares in the column “Number of Shares of Common Stock Offered Hereby” represents all of the shares that each selling stockholder is offering under this prospectus. To our knowledge, each of the selling stockholders has sole voting and investment power as to the shares shown, except as disclosed in this prospectus or to the extent this power may be shared with a spouse. Beneficial ownership as shown in the table below has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. Except as noted in this prospectus, none of the selling stockholders is a director or an executive officer of ours or an affiliate of such person.

Selling Stockholders*	Number of Shares of Common Stock Owned Prior to the Offering(1)		Number of Shares of Common Stock Offered Hereby	Number of Shares of Common Stock Owned After the Offering(1)	Percentage of Shares of Common Stock Owned After Completion of the Offering
J. Darby Seré**	1,440,150	(2)	61,383	1,378,767	3.6%
William C. Rankin**	1,260,300	(3)	100,000	1,160,300	3.0%
The Jeffrey and Charlene Smith Living Trust	887,365		108,839	778,526	2.1%
J. Neil Walden, Jr.	443,684	(4)	5,000	438,684	1.2%
Floyd H. Briscoe, Jr.	498,134		66,266	431,868	1.1%
C. Olivia Pescatore	443,684		59,022	384,662	1.0%
Melinda Briscoe	139,829		9,320	130,509	0.3%
Jaime Aramis Arevalo	54,177	(5)	7,207	46,970	0.1%
Cindy R. Lewis	54,177	(6)	7,207	46,970	0.1%
William Marshall Young	54,177	(7)	7,207	46,970	0.1%
Amaranth LLC(8)(9)	150,000		117,823	32,177	0.1%

TOTAL	5,425,677		549,274	4,876,403	12.4%

**	Selling stockholder is a director or an executive officer of ours, or an affiliate of such person.
(1)	Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
(2)	Includes options to purchase up to 479,960 shares of common stock which are exercisable within 60 days from the date of this prospectus, and 456,000 shares of common stock are held in an investment partnership under the control of Mr. Seré and for which he holds voting and dispositive power.
(3)	Includes options to purchase up to 560,040 shares of common stock which are exercisable within 60 days from the date of this prospectus, and 400,000 shares of common stock are held in an investment partnership under the control of Mr. Rankin and for which he holds voting and dispositive power.
(4)	Includes 120,020 shares held by five trusts for the benefit of Mr. Walden’s children.
(5)	Includes 54,060 shares of common stock acquired pursuant to options exercised after March 31, 2006.
(6)	Includes options to purchase 54,060 shares of common stock which are exercisable within 60 days from the date of this prospectus.
(7)	Includes options to purchase 54,060 shares of common stock which are exercisable within 60 days from the date of this prospectus.
(8)	Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C., which is the Trading Advisor of this selling stockholder. By virtue of his position with the Trading Advisor, Mr. Maounis exercises investment power and voting control over the shares held by the selling stockholder.
(9)	Each of Amaranth Securities L.L.C. and Amaranth Global Securities Inc. is a broker-dealer registered pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Each such broker-dealer may be deemed to be an affiliate of the selling stockholder. Neither of such broker-dealers, however, is authorized by the NASD to engage in securities offerings either as an underwriter or as a selling group participant and neither of such broker-dealers actually engages in any such activity nor had any agreement to distribute the securities of GeoMet, Inc. at the time that the securities were purchased.

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